Exhibit 99.B(d)(50)

Schedule A

to the

Sub-Advisory Agreement

between

SEI Investments Management Corporation

and

LSV Asset Management

Dated August 3, 2001, as amended July 1, 2003 and September 25, 2009

Pursuant to Paragraph 4, the Adviser shall pay the Sub-Adviser compensation at an annual rate as follows:

SEI Institutional Managed Trust

Tax-Managed Large Cap Fund	X.XX	%
Large Cap Fund	X.XX	%

Agreed and Accepted:

SEI Investments Management Corporation	LSV Asset Management

By:	By:

/s/ Aaron C. Buser	/s/ Tremaine Atkinson

Name:	Name:

Aaron C. Buser	Tremaine Atkinson

Title:	Title:

Vice President	Managing Director